

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

May 30, 2008

<u>Via U.S. mail and facsimile</u>

Mr. J. Larry Sorsby
Chief Financial Officer
Hovnanian Enterprises, Inc.
110 West Front Street, P.O. Box 500,
Red Bank, New Jersey 07701

      RE: Form 10-K for the year ended October 31, 2007
               Form 10-Q for the quarter ended January 31, 2008
               Form 8-K filed on May 5, 2008
                   File No. 1-8551

Dear Mr. Sorsby:

We have reviewed your response letter dated May 23, 2008 and have the following additional comments. If you disagree with our comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>FORM 10-K FOR THE YEAR ENDED OCTOBER 31, 2007</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Management's Discussion and Analysis, page 18

2. We note your response to prior comment 2. We urge you to continue to find ways to provide additional quantitative disclosures that conveys to investors the current and ongoing risks related to the recoverability of your homebuilding assets as well as the risk that additional charges may need to be recorded. We believe that it is important to provide investors with information to help them evaluate the current assumptions underlying your impairment assessment relative to your current market conditions and your peers to enable them to attempt to assess the likelihood of potential future impairments.

   We note the additional disclosures you propose to provide. We urge you to consider whether additional detailed and quantitative disclosures can be provided to achieve the above stated purpose. For example, as previously suggested, if you have significant amounts of inventory for which you determine the fair value is close to your book value, please consider how you can constructively convey the potential risk associated with these inventory amounts. Please also consider whether additional disclosures at the segment level would be more meaningful, specifically:

   - Show contract cancellations in dollar amount, by segment and comparatively for each period (page 29);
   - Show option walk away information on a comparative basis for each period presented (page 32);
   - Show impairments information on a comparative basis for each period presented (page 32);
   - Show impairments of joint venture investments on a comparative basis for each period presented (page 32);

Capital Resources and Liquidity, page 21

3. We note your response to prior comment 5. Your proposed disclosure states that you expect to generate cash flow from operations in excess of $300 million as you limit investments in new communities and delay further investment in current communities. Given your net cash provided by operating activities was $15.9 million for the quarter ended January 31, 2008, please consider expanding your disclosure to further advise how you arrived at this expectation. If your expectation is based on any projected improvements in the market or in any particular segment, please consider disclosing to this effect. We again remind you that Item 303(A)(1) an (2) of Regulation S-K states that you should discuss known trends or any known demands, commitments, events or uncertainties that will result in or that are reasonably likely to impact your liquidity in any material way as well as any material changes in the mix or relative cost of your capital resources.

4. We note your response to prior comment 8. In a similar manner to your response, please disclose the terms of the fixed charge ratio covenant and whether you are in compliance. Your disclosure should clarify, if true, that noncompliance with this covenant would not permit the lenders to accelerate the loans if not cured within applicable grace periods; however, noncompliance with this covenant would restrict certain payments, including dividends, and also would restrict your ability to incur additional indebtedness. You should also address the potential impact on your liquidity and capital resources of being restricted from incurring additional indebtedness in the event that you are not in compliance with this covenant.

FORM 10-Q FOR THE QUARTER ENDED JANUARY 31, 2008

General

5. Please address the above comments in your interim filings as well.

FORM 8-K FILED ON MAY 5, 2008

6. We note that you determined cash flow is a non-GAAP financial measure. Please present the most directly comparable financial measure calculated and presented in accordance with GAAP, which you disclose to be cash flow from operating activities. Please also provide a reconciliation of this non-GAAP financial measure to the most directly comparable financial measure calculated and presented in accordance with GAAP. Refer to Item 100(a) of Regulation G.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, to the undersigned at (202) 551-3689.

Sincerely,

John Hartz
Senior Assistant Chief Accountant